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                            October 21, 2021

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed September 1,
2021
                                                            File No. 333-258441

       Dear Mr. Kuang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-3

       Cover Page

   1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred
through your organization. State whether any transfers, dividends, or distributions have
been made to date.
       Our Business, page 1

   2. Please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred
through your organization. Quantify any cash flows and transfers of other assets by type
that have occurred between you and your subsidiaries, and the direction of the
transfer. Quantify any dividends or distributions that a subsidiary has
 Lee Chong Kuang
Greenpro Capital Corp.
October 21, 2021
Page 2
      made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
      Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.
        You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 if you have questions.



                                                            Sincerely,
FirstName LastNameLee Chong Kuang
                                                            Division of
Corporation Finance
Comapany NameGreenpro Capital Corp.
                                                            Office of
Technology
October 21, 2021 Page 2
cc:       Benjamin A. Tan
FirstName LastName